Exhibit 2.1

FIRST AMENDMENT TO MERGER AGREEMENT

This Amendment No. 1 (this “Amendment”) is made as of November 15, 2011 and amends that certain agreement and plan of merger (the “Merger Agreement”) by and among: (1) Brooklyn Federal Savings Bank (“Brooklyn Federal Savings”), Brooklyn Federal Bancorp, Inc. (“Brooklyn Bancorp”), BFS Bancorp, MHC (“Brooklyn MHC”), and (2) Investors Bank, formerly Investors Savings Bank (“Investors Bank”), Investors Bancorp, Inc. (“Investors Bancorp”) and Investors Bancorp, MHC (“Investors MHC”)(Investors Bank, Investors Bancorp and Investors MHC are referred to herein collectively as “Investors”).

I.           RECITALS

1.	The parties to this Amendment entered into the Merger Agreement on August 16, 2011.

2.
The Board of Directors of each of the representative companies has determined that it is in the best interests of their respective companies and shareholders to amend the Merger Agreement as set forth below.

3.
On August 24, 2011, Joseph Underwood, a shareholder represented by the law firm of Brower Piven, a Professional Corporation, filed a purported class action lawsuit in the Supreme Court of the State of New York, County of Kings against Brooklyn Bancorp, Brooklyn MHC, Brooklyn Federal Savings and their respective directors, and Investors Bancorp, Investors MHC, and Investors Bank (the “Lawsuit”).  The Lawsuit alleges, among other things, that Brooklyn Bancorp’s directors breached their fiduciary duties and obligations to the shareholders of Brooklyn Bancorp, other than Brooklyn MHC (the “Public Shareholders”) and that Investors participated, aided and abetted in such alleged breaches, by failing to obtain the highest available value for Brooklyn Bancorp and to take steps to maximize its value when facilitating its acquisition by entering into the Merger Agreement.  The Lawsuit seeks, among other things, an injunction against Brooklyn Bancorp, Brooklyn MHC and the other defendants from consummating the Mergers, rescissory and compensatory damages and attorney’s fees.  The parties to the Lawsuit began settlement discussions shortly after receiving notice of the existence of the Lawsuit.

4.
On September 16, 2011, Russ Bastin, a shareholder represented by the law firm of Brodsky & Smith, LLC, filed a similar and substantially identical shareholder action in the Supreme Court of the State of New York, County of Kings, against the same defendants named in the Lawsuit (individually, the “Bastin Matter,” and collectively with the Lawsuit, the “Shareholder Actions”).  On October 18, 2011, the parties to the Bastin Matter and the Lawsuit filed a Stipulation and Proposed Order Consolidating Related Shareholder Actions and Appointing Interim Co-Lead Counsel for the Plaintiffs with the court (the “Proposed Order”).  The parties’ stipulation provides for, among other things, the consolidation of the Bastin Matter, the Lawsuit, and any other shareholder action filed in or transferred to the court that involves similar questions of law or fact.  The Proposed Order is awaiting approval by the court.

5.
On September 20, 2011, plaintiffs to the Lawsuit served defendants with a settlement demand letter requesting, among other things, that additional consideration be paid to the Public Shareholders.  On September 30, 2011, the parties reached an oral agreement in principle to settle the Shareholder Actions, which was memorialized in a memorandum of understanding subsequently executed by the parties (the “Memorandum of Understanding”).

6.
Pursuant to the Memorandum of Understanding, the parties contemplate entering into a stipulation of settlement (the “Stipulation of Settlement”) that will settle and release all claims that were asserted and/or could have been asserted by the parties in connection with the Shareholder Actions.   The Stipulation of Settlement will include terms proposing the certification of a non-opt out class with respect to all claims for injunctive, declaratory and other equitable relief.  Non-New York resident members of the class may opt out solely to preserve any right to pursue potential claims for monetary damages, but will otherwise be bound by terms of the settlement.  Investors Bancorp may terminate the settlement if class members holding an agreed-to percentage or number of Brooklyn Bancorp shares opt out of the settlement, as set forth in a supplemental agreement to be executed by the parties.

The parties to this Amendment hereby agree as follows:

II.           AMENDMENT

A.	Amendment to Section 10.02(b)(iii)

The Merger Agreement is amended by deleting the current Section 10.02(b)(iii) in its entirety and replacing it with the following new Section 10.02(b)(iii):

As a condition of Investors’ willingness, and in order to induce Investors to enter into this Agreement, and to reimburse Investors Bancorp for incurring the costs and expenses related to entering into this Agreement and consummating the transactions contemplated by this Agreement, Brooklyn Bancorp hereby agrees to pay Investors Bancorp, and Investors Bancorp shall be entitled to payment of a fee equal to $300,000, (the “Investors Bancorp Fee”).  The Investors Bancorp Fee shall be paid within three business days after written demand for payment is made by Investors Bancorp, following the occurrence of any of the events set forth below:

(A)           Brooklyn Bancorp terminates this Agreement pursuant to Section 10.01(h) or Investors Bancorp terminates this Agreement pursuant to Section 10.01(g); or

(B)           The entering into a definitive agreement by Brooklyn Bancorp relating to an Acquisition Proposal or the consummation of an Acquisition Proposal involving Brooklyn Bancorp within twelve months after the occurrence of any of the following: (i) the termination of the Agreement by Investors Bancorp pursuant to Section 10.01(b) or 10.01(c) because of, in either case, a willful breach by a Brooklyn Federal Party; or (ii) the failure of the shareholders of Brooklyn Bancorp to approve this Agreement after the public disclosure or public awareness of an Acquisition Proposal.

(c)           The right to receive payment of the Investors Bancorp Fee under Section 10.02(b)(iii) will constitute the sole and exclusive remedy of Investors against the Brooklyn Federal Parties and their respective officers and directors with respect to a termination under (A) or (B) above.

B.	Condition Subsequent.

If the Stipulation of Settlement is rejected or denied by the appropriate court, or is otherwise terminated in accordance with its terms, this Amendment shall be null and void.

C.	Counterparts and Facsimile.

This Amendment may be executed in two or more counterparts (including by facsimile or other electronic means), all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart.

D.	The Agreement.

All other terms and conditions of the Agreement remain in full force and effect and capitalized terms used herein and not otherwise defined shall have them meanings ascribed to them in the Merger Agreement.

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IN WITNESS WHEREOF, this Amendment has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first herein above written.

INVESTORS BANK

/s/ Domenick Cama
By: Domenick Cama, Senior Executive Vice President and Chief Operating Officer

INVESTORS BANCORP, INC.

/s/ Domenick Cama
By: Domenick Cama, Senior Executive Vice President and Chief Operating Officer

INVESTORS BANCORP, MHC

/s/ Domenick Cama
By: Domenick Cama, Senior Executive Vice President and Chief Operating Officer

BROOKLYN FEDERAL SAVINGS BANK

/s/ Gregg J. Wagner
By: Gregg J. Wagner, President and Chief Executive Officer

BROOKLYN FEDERAL BANCORP, INC.

/s/ Gregg J. Wagner
By: Gregg J. Wagner, President and Chief Executive Officer

BFS BANCORP, MHC

/s/ Gregg J. Wagner
By: Gregg J. Wagner, President and Chief Executive Officer